June 20, 2006

Tangela Richter

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Star Scientific, Inc.

Registration Statement on Form S-3 filed May 17, 2006

File No. 333-129689

Form 10-Q for the Fiscal Quarter Ended March 31, 2006 filed May 10, 2006

File No. 0-15324

Dear Ms. Richter:

In connection with your review of the above referenced registration statement and Form 10-Q, this letter sets forth, on behalf of our client, Star Scientific, Inc. (the “Company” or “Star”), responses to the Staff’s comments set forth in its letter of June 16, 2006. For your convenience, each of the comments is set out immediately preceding the corresponding response. Additionally, the Company’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006 and Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-129689), in each case to be filed on the date hereof, are attached hereto as Exhibits A and B respectively.

Registration Statement on Form S-3

Incorporation by Reference, page 4

1.	Please revise the reference to your Form 10-K for the fiscal year ended December 31, 2005 to include the original Form 10-K filed March 14, 2006, as amended.

Response:

The Company has revised the reference to its Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 to include the original Form 10-K filed on March 14, 2006. Additionally, the Company has added its Amended Quarterly Report on Form 10-Q/A filed on June 20, 2006 and its Current Report on Form 8-K filed on June 20, 2006 onto the list of documents incorporated by reference into the prospectus.

Form 10-Q for the fiscal quarter ended March 31, 2006

Controls and Procedures, page 26

2.	Please revise your report to provide the information required by Item 308(c) of Regulation S-K.

Response:

The Company amended and restated Item 4, “Controls and Procedures” of Part I to its Form 10-Q for the fiscal quarter ended March 31, 2006, to report that no change occurred in its internal control over financial reporting during the fiscal quarter ended March 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Please contact me at (202) 637-2275 or Brandon Bortner at (202) 637-2117 with any questions regarding the responses set forth in this letter.

Very truly yours,

/s/ William P. O’Neill

of LATHAM & WATKINS LLP

Attachments

cc:	Donna Levy
Robert E. Pokusa
Brandon J. Bortner